

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 JUL -2 AM 7:21

1st July 2003



03024244

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the redesignation of YBhg Datuk Khatijah binti Ahmad from a Non-Independent Non-Executive Director to an Independent Non-Executive Director with effect from 28th June 2003 - released on 1st July 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

dw 7/2

ggk/jg/SC-ADR-Announcement/hd



Form Version 2.0

Change in Boardroom

Ownership transfer to S DARBY/EDMS/KLSE on 01-07-2003 05:25:08 PM
Submitted by S DARBY on 01-07-2003 05:34:07 PM
Reference No SD-030630-53720

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh**
*	Designation	: **Group Secretary**

*	Date of change	: **28-06-2003**
*	Type of change	: **Redesignation**
*	Previous Position	: **Director**
*	New Position	: **Director**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Datuk Khatijah binti Ahmad**
*	Age	: **63**
*	Nationality	: **Malaysian**
*	Qualifications	: **Degree in Economics from the London School of Economics & Political Science of the University of London**
*	Working experience and occupation	: **Executive Chairman of the KAF group of companies**
*	Directorship of public companies (if any)	: **a) KAF Discounts Berhad** **b) KAF-Seagroatt & Campbell Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **a) 20,000 ordinary shares of RM0.50 each in Sime Darby Berhad** **b) Participatory interest (Honorary membership) in the Kuala Lumpur Golf & Country Club made available by Kuala Lumpur Golf & Country Club Berhad**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :

Redesignation from a Non-Independent Non-Executive Director to an Independent Non-Executive Director with effect from 28th June 2003.